UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 32 )*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,965,732
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 9,963,616
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,732
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.08653%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 The percentages reported in this Schedule 13D/A are based upon 32,058,034 shares of common stock outstanding (comprised of (a) 31,541,761 shares of common stock outstanding as of October 30, 2018 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2018) and (b) 516,273 shares of common stock issuable upon vested stock options owned by the Reporting Person).

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter

(b)	11411 Park Road, Anchorage, KY 40223

(c)	Mr. Schnatter is the founder and a director of the Issuer.

(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)	During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 31.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows.

On March 4, 2019, Mr. Schnatter and the Issuer entered into an agreement (the “Agreement”).

Under the terms of the Agreement, the Issuer has agreed, among other things, to (i) amend the rights agreement, dated as of July 22, 2018 (the “Rights Plan”), to remove the “acting in concert” provisions in the Rights Plan, (ii) amend the Governance Agreement, dated February 4, 2019, between the Issuer and certain funds affiliated with, or managed by, Starboard Value LP (collectively, the “Starboard Entities”), to delete the requirement that the Starboard Entities vote in favor of the nominees selected by the Issuer’s Board of Directors (the “Board”) and generally in accordance with the recommendations of the Board on most other matters, and (iii) produce the books and records as ordered to be produced by the Court of Chancery of the State of Delaware (the “Court of Chancery”) pursuant to the action Mr. Schnatter brought under Section 220 of the General Corporation Law of the State of Delaware. Mr. Schnatter has agreed, among other things, to dismiss without prejudice the action that he brought against the Company and various directors in the Court of Chancery styled John H. Schnatter v. Mark S. Shapiro, et al.

Also under the terms of the Agreement, Mr. Schnatter and the Issuer have agreed to identify a mutually acceptable independent director to serve on the Board (the “Founder Independent Designee”). Mr. Schnatter has also agreed to withdraw his notice to the Issuer nominating himself for election to the Board at the 2019 annual meeting of stockholders of the Issuer (the “2019 Annual Meeting”), which was delivered to the Issuer on March 1, 2019, and to step down from the Board on the earlier of the date the Founder Independent Designee is appointed to the Board or at the 2019 Annual Meeting.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which is attached as Exhibit 99.1 and incorporated herein by reference.

Other than as set forth above and in prior filings made by Mr. Schnatter, Mr. Schnatter does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Schnatter may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	9,965,732 (31.08653%)

(b)	Sole voting power: 9,965,732

Shared voting power: 0

Sole dispositive power: 9,963,616

Shared dispositive power: 0

(c)	Set forth below are all of the transactions in the securities of the Issuer effected by Mr. Schnatter during the past 60 days, each of which was previously reported in the Form 4 filed by Mr. Schnatter on February 26, 2019:

Trade Date	Number of Shares of Common Stock Disposed of	Price per Share	Purpose of Transaction
2/23/2019	647	$41.92	Forfeiture of Shares to Pay Withholding Tax on Vesting of Restricted Common Stock
2/25/2019	864	$41.87	Forfeiture of Shares to Pay Withholding Tax on Vesting of Restricted Common Stock

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment No. 31.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement between Mr. Schnatter and the Issuer, dated as of March 4, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

March 5, 2019
Insert Date